

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 10, 2017

Mr. Andrew P. Smith
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard
Suite 550
Rockville, MD   20850

> **Re:     Sucampo Pharmaceuticals, Inc.**
> **Form 8-K dated November 9, 2016**
> **Filed November 9, 2016**
> **File No. 1-33609**

Dear Mr. Smith:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance